EXHIBIT 21.1

SUBSIDIARIES OF COR3&CO. (HOLDINGS) LIMITED

Subsidiaries	Place of Incorporation	Incorporation Time	Percentage Ownership
Treasure Zenith Limited	BVI	July 11, 2022	100%
HI Style Apparel Sdn. Bhd.	Malaysia	April 22, 2008	100%
Immence Sdn. Bhd.	Malaysia	December 23, 2021	95%
Sby Fashion Sdn. Bhd.	Malaysia	August 18, 2014	100%
Sub Crew Apparel Sdn. Bhd.	Malaysia	March 18, 2019	100%
HI Style (Singapore) Private Limited	Singapore	February 6, 2014	60%